Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis and Results can be found in the sections titled “Definitions and Other Terms” and “Non-GAAP Financial Measures.”

These documents, along with an audio webcast of the Management Presentation on 14 August 2015, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Media/Analyst Enquiries:

Sean O’ Sullivan

Vice President Investor and Media Relations

Telephone:	+61 2 8845 3352

Email:	media@jameshardie.com.au

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the “Definitions and Other Terms”, and “Non-GAAP Financial Measures” sections of this document. We present financial measures that we believe are customarily used by our Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions section, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. We may also present other terms for measuring our sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA” and “Adjusted selling, general and administrative expenses”). Unless otherwise stated, results and comparisons are of the first quarter of the current fiscal year versus the first quarter of the prior fiscal year. For additional information regarding the financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measures to the equivalent US GAAP measure, see the sections titled “Definition and Other Terms” and “Non-US GAAP Financial Measures.”

James Hardie Industries plc

Results for the 1st Quarter Ended 30 June

US$ Millions	Three Months Ended 30 June
	FY16	FY15	Change %
Net sales	$428.3	$416.8	3
Cost of goods sold	(270.7)	(276.6)	2
Gross profit	157.6	140.2	12

Selling, general and administrative expenses	(61.5)	(59.9)	(3)
Research and development expenses	(7.1)	(8.4)	15
Asbestos adjustments	(4.5)	(21.5)	79
EBIT	84.5	50.4	68

Net interest expense	(5.9)	(1.1)
Other income (expense)	2.7	(3.7)
Operating profit before income taxes	81.3	45.6	78
Income tax expense	(21.3)	(16.7)	(28)
Net operating profit	$60.0	$28.9

Earnings per share - basic (US cents)	13	6
Earnings per share - diluted (US cents)	13	6

Volume (mmsf)	599.1	571.8	5

Net sales for the quarter increased 3% from the prior corresponding period to US$428.3 million. Net sales in local currencies were favorably impacted by higher sales volumes and higher average net sales prices in both the USA and Europe Fiber Cement and the Asia Pacific Fiber Cement segments. Although net price was up in local currencies, volume growth outpaced US dollar net sales growth as a result of the adverse movement in the AUD/USD average exchange rate, and the resulting impact on Asia Pacific Fiber Cement segment US dollar net sales.

Gross profit for the quarter increased 12% from the prior corresponding period to US$157.6 million at a gross profit margin of 36.8%, 3.2 percentage points higher than the prior corresponding period.

Selling, general and administrative (“SG&A”) expenses of US$61.5 million for the quarter increased 3%, when compared with the prior corresponding period. The increase primarily reflects higher General Corporate expenses, driven by higher stock compensation expenses and higher realized losses on foreign currency; partially offset by lower SG&A expenses in the business units.

Research and development (“R&D”) expenses decreased compared to the prior corresponding period primarily due to decreased spending associated with commercialization projects in our business units.

Asbestos adjustments reflect the non-cash foreign exchange translation impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate.

Other income (expense) for the quarter reflects unrealized foreign exchange gains and losses, unrealized gains and losses on interest rate swaps and the gain on the sale of the Australian pipes business in the three months ended 30 June 2015.

Net operating profit increased compared to the prior corresponding period, primarily due to the favorable underlying performance of the operating business units, a decrease in unfavorable asbestos adjustments, favorable movement in other expense, which was partially offset by an increase in net interest expense and net income tax expense.

USA & Europe Fiber Cement Segment

Operating results for the USA & Europe Fiber Cement segment were as follows:

	Three Months Ended 30 June
	FY16	FY15	Change
Volume (mmsf)	480.0	463.3	4%
Average net sales price per unit (per msf)	US$686	US$680	1%

Net sales (US$ Millions)	337.0	321.5	5%
Gross profit			19%
Gross margin (%)			4.4 pts
EBIT (US$ Millions)	89.5	68.0	32%
EBIT margin (%)	26.6	21.2	5.4 pts

Net sales for the quarter were favorably impacted by higher volumes and a higher average net sales price. The increase in our sales volume for the quarter compared to the prior corresponding period was primarily driven by modest growth in the repair and remodel market. The increase in our average net sales price reflects the ongoing execution of our pricing strategies, including an annual price increase effective 1 March 2015 and the reduction of pricing inefficiencies; partially offset by product and regional mix, when compared to the prior corresponding period.

We note that there are a number of indicators that measure US housing market growth, most of which have reported between mid-single digit growth and slight contraction in recent quarters when compared to prior corresponding periods. However, at the time of filing our results for the quarter ended 30 June 2015, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 205,300 or 12%, above the prior corresponding period.

While we have provided US Census Bureau data above, we note that it typically trends higher than other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter can be attributed to the following components:

For the three months ended 30 June 2015:
Higher average net sales price	1.3
Lower production costs	3.1

Total percentage point change in gross margin	4.4 pts

Production costs in the quarter were lower when compared to the prior corresponding period primarily as a result of continued performance improvement across our network of plants, as well as lower freight costs and lower input costs for pulp and utilities.

EBIT of US$89.5 million for the quarter increased by 32%, compared to the prior corresponding period, reflecting improved plant performance, lower input costs, increased volumes and lower segment SG&A expenses.

SG&A expense decreased primarily due to lower professional fees related to prior period market and product programs that did not recur in the current period. As a percentage of segment sales, SG&A expenses decreased by 0.8 percentage points compared to prior corresponding period.

EBIT margin for the quarter increased 5.4 percentage points to 26.6% from 21.2% in the prior corresponding period primarily driven by improved plant performance, as well as lower input costs, and lower segment SG&A expenses.

Asia Pacific Fiber Cement Segment

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

	Three Months Ended 30 June
	FY16	FY15	Change
Volume (mmsf)	119.1	108.5	10%

Net Sales (US$ Millions)	91.3	95.3	(4%)
US$ Gross Profit			(8%)
US$ Gross Margin (%)			(1.3 pts)
EBIT (US$ Millions)	19.5	22.0	(11%)
New Zealand weathertightness claims (US$ Millions)	(0.2)	1.3
EBIT excluding (US$ Millions)[1]	19.7	20.7	(5%)
US$ EBIT Margin excluding (%)[1]	21.6	21.7	(0.1 pts)

1 Excludes New Zealand weathertightness claims

The Asia Pacific Fiber Cement segment results in US dollars were impacted by a 17% unfavorable change in the weighted average period AUD/USD exchange rate relative to the prior corresponding quarter. The weighted average AUD/USD exchange rate for the current period was 0.7779 compared to the rate for the corresponding prior period, 0.9329. The impact of the unfavorable exchange rate movements are detailed in the table below:

Q1 FY16 vs. Q1 FY15
	Results in AUD	Results in USD	Impact of foreign exchange
Net Sales	▲ 15%	▼ 4%	(19 pts)
Gross Profit	▲ 10%	▼ 8%	(18 pts)
EBIT	▲ 7%	▼ 11%	(18 pts)
EBIT excluding[1]	▲ 15%	▼ 5%	(20 pts)

1 Excludes New Zealand weathertightness claims

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

	Three Months Ended 30 June
	FY16	FY15	Change
Volume (mmsf)	119.1	108.5	10%
Average net sales price per unit (per msf)	A$975	A$931	5%

Net Sales (A$ Millions)	117.4	102.2	15%
A$ Gross Profit			10%
A$ Gross Margin (%)			(1.4 pts	)
EBIT (A$ Millions)	25.1	23.5	7%
New Zealand weathertightness claims (A$ Millions)	(0.3)	1.4
EBIT excluding (A$ Millions)[1]	25.4	22.1	15%
A$ EBIT Margin excluding (%) [1]	21.6	21.6	Flat

1 Excludes New Zealand weathertightness claims

Net sales in Australian dollars for the quarter increased, largely due to higher sales volumes and higher average net sales price, when compared to prior corresponding period. In our Australian business, the key drivers of net sales growth were favorable conditions in our addressable markets, favorable impact of our price increase and favorable product mix. In our New Zealand business, volume grew across all regions; however, net sales growth was partially offset by a lower average selling price due to product mix. In our Philippines business, net sales were driven higher compared to the prior corresponding period by growth in our addressable markets and continued market penetration.

According to Australian Bureau of Statistics data, approvals for detached houses, which are a key driver of the Asia Pacific business’ sales volume, were 29,343 for the quarter, an increase of 3%, when compared to the prior corresponding period.

According to Statistics New Zealand data, consents for dwellings excluding apartments, which are the primary driver of the New Zealand business’ net sales, were 4,454 for the quarter, a decrease of 2%, when compared to the prior corresponding period.

In Australian dollars, the change in gross margin for the quarter can be attributed to the following components:

For the three months ended 30 June 2015:
Higher average net sales price	2.6
Higher production costs	(4.0)

Total percentage point change in gross margin	(1.4 pts)

Production costs increased compared to the prior corresponding period, primarily due to higher input costs and unfavorable plant performance driven by the startup of our new Carole Park sheet machine.

In Australian dollars, EBIT for the quarter increased by 7%, compared to the prior corresponding period, reflecting increased net sales volumes and average net sales price, partially offset by higher input costs and sheet machine startup costs at our Carole Park facility.

Additionally, EBIT was unfavorably impacted by higher segment SG&A, primarily driven by compensation expenses and New Zealand weathertighness claims. As a percentage of segment sales, SG&A expenses increased by 0.4 percentage points.

In Australian dollars, EBIT excluding New Zealand weathertightness claims for the quarter increased by 15%, compared to the prior corresponding period, to A$25.4 million.

At 30 June 2015, we finalized the sale of the Australia Pipes business, with a gain on sale of US$2.1 million recorded in other income (expense) in the Condensed Consolidated Statement of Operations and Comprehensive Income for fiscal year 2016. Due to the immaterial contribution of the pipes business to the segment results, the results of operations from the pipes business have not been presented as discontinued operations in the Condensed Consolidated Financial Statements.

Research and Development Segment

We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment; or commercialization projects for the benefit of a particular business unit which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months Ended 30 June
	FY16	FY15	Change %
Segment R&D expenses	$(5.5)	$(6.3)	13
Segment R&D SG&A expenses	(0.5)	(0.5)	-
Total R&D EBIT	$(6.0)	$(6.8)	12

The change in segment R&D expenses compared to the prior corresponding period is a result of the number of core R&D projects being worked on by the R&D team. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the average AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. In total, these costs were US$1.6 million for the quarter compared to US$2.1 million for the prior corresponding period.

General Corporate Segment

Results for the General Corporate segment for the quarter ended 30 June were as follows:

US$ Millions	Three Months Ended 30 June
	FY16	FY15	Change %
General Corporate SG&A expenses	$(13.5)	$(10.7)	(26)
Asbestos:
Asbestos Adjustments	(4.5)	(21.5)	79
AICF SG&A Expenses[1]	(0.5)	(0.6)	17
General Corporate EBIT	$(18.5)	$(32.8)	44

1 Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF. Readers are referred to Note 7 of our 30 June 2015 Condensed Consolidated Financial Statements for further information on the Asbestos Adjustments

For the quarter, General Corporate SG&A expenses increased by US$2.8 million, compared to the prior corresponding period. The increase in General Corporate SG&A expenses is driven by higher stock compensation expenses of US$1.7 million due to a 14% appreciation in our USD stock price in the quarter, an increase in recognized foreign exchange losses of US$0.6 million and higher discretionary expenses of US$0.5 million.

Asbestos adjustments for both periods reflect the non-cash foreign exchange translation impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. The AUD/USD spot exchange rates are shown in the table below:

The AUD/USD spot exchange rates are shown in the table below:

Q1 FY16		Q1 FY15
31 March 2015	0.7636	31 March 2014	0.9220
30 June 2015	0.7675	30 June 2014	0.9422
Change ($)	0.0039	Change ($)	0.0202
Change (%)	1%	Change (%)	2%

Readers are referred to Note 7 of our Condensed Consolidated Financial Statements for further information on asbestos adjustments.

EBIT

The table below summarizes the segment EBIT results as discussed above:

US$ Millions	Three Months Ended 30 June
	FY16	FY15	Change %
USA and Europe Fiber Cement	$89.5	$68.0	32
Asia Pacific Fiber Cement[1]	19.7	20.7	(5)
Research & Development	(6.0)	(6.8)	12
General Corporate[2]	(13.5)	(10.7)	(26)
Adjusted EBIT	89.7	71.2	26

Asbestos:
Asbestos adjustments	(4.5)	(21.5)	79
AICF SG&A expenses	(0.5)	(0.6)	17
New Zealand weathertightness claims	(0.2)	1.3
EBIT	84.5	50.4	68

1 Excludes New Zealand weathertightness claims

2 Excludes Asbestos-related expenses and adjustments

Net interest expense

US$ Millions	Three Months Ended 30 June
	FY16	FY15	Change %
Gross interest expense	(6.6)	(0.9)
Capitalized interest	1.1	-
Interest income	0.1	0.2	(50)
Realised loss on interest rate swaps	(0.6)	(0.2)
Net AICF interest income (expense)	0.1	(0.2)
Net interest expense	(5.9)	(1.1)

Gross interest expense for the quarter increased US$5.7 million when compared to the prior corresponding period, primarily as a result of interest incurred on our senior notes which we issued in the fourth quarter of fiscal year 2015.

Other income (expense)

During the quarter, other income (expense) moved from a loss of US$3.7 million in the prior corresponding period to a gain of US$2.7 million. The US$6.4 million favorable change in other income (expense) compared to the prior corresponding period is due to a US$2.2 million favorable change in net foreign exchange forward contracts, a US$2.1 million favorable change in the unrealized gains and losses related to our interest rate swaps, and a one-time US$2.1 million gain on the sale of the Australian Pipes business in the first quarter of fiscal year 2016.

Income Tax

	Three Months Ended 30 June
	FY16	FY15
Income tax expense (US$ Millions)	(21.3)	(16.7)
Effective tax rate (%)	26.2	36.6

Adjusted income tax expense[1] (US$ Millions)	(22.9)	(16.5)
Adjusted effective tax rate[1] (%)	26.5	24.8

1 Adjusted income tax expense represents income tax excluding asbestos adjustments, New Zealand weathertightness and other tax adjustments

Total income tax expense for the quarter increased by US$4.6 million from the prior corresponding period. The change was primarily due to the increase in operating profit before income taxes, partially offset by a decrease in the effective tax rate. The decrease in the effective tax rate was primarily due to reduction in unfavorable asbestos adjustments of US$17.0 million from the prior corresponding period and by a US$2.4 million reversal of a valuation allowance previously recorded in respect of a portion of its European tax loss carry-forwards.

Total Adjusted income tax expense for the quarter increased by US$6.4 million from the prior corresponding period. The change was primarily due to the increase in Adjusted operating profit before income taxes, combined with an increase in the Adjusted effective tax rate. The increase in the Adjusted effective tax rate was primarily due to a higher proportion of taxable earnings in jurisdictions with higher tax rates, in particular the USA. The Adjusted effective tax rate increased by 2.8% when compared to the full fiscal year 2015 Adjusted effective tax rate of 23.7%.

Readers are referred to Note 11 of our 30 June 2015 Condensed Consolidated Financial Statements for further information related to income tax.

Net Operating Profit

US$ Millions	Three Months Ended 30 June
	FY16	FY15	Change %
EBIT	$ 84.5	$ 50.4	68

Net interest expense	(5.9)	(1.1)
Other income (expense)	2.7	(3.7)
Income tax expense	(21.3)	(16.7)	(28)
Net operating profit	60.0	28.9

Excluding:
Asbestos:
Asbestos adjustments	4.5	21.5	(79)
AICF SG&A expenses	0.5	0.6	(17)
AICF interest (income) expense, net	(0.1)	0.2
New Zealand weathertightness claims	0.2	(1.3)
Asbestos and other tax adjustments	(1.6)	0.2
Adjusted net operating profit	$63.5	$50.1	27

Adjusted diluted earnings per share (US cents)	14	11	27

Adjusted net operating profit of US$63.5 million for the quarter increased US$13.4 million, or 27%, compared to the prior corresponding period, primarily due to the underlying performance of the operating business units as reflected in the US$18.5 million increase in Adjusted EBIT and the favorable movement in other income (expense) of US$6.4 million. The improved underlying performance of the business was partially offset by an increase in Adjusted income tax expense of US$6.4 million, and gross interest expense of US$5.7 million.

Cash Flow

Operating Activities

Net operating cash flow increased US$12.6 million to US$55.1 million. The movement compared to the prior corresponding period was primarily driven by the increase in earnings, as net income adjusted for non-cash items was up US$10.0 million period over period, and a US$2.5 million more favorable change in working capital period over period. The improved working capital change period over period was driven by improved inventory and accounts payable turns in the current period, partially offset by an unfavorable change in accounts receivables due to the timing of billing and collections.

Investing Activities

Cash flow used in investing activities decreased to US$16.9 million from US$48.6 million as we are nearing completion of our previously announced US and Australian capacity expansion projects while continuing to invest in maintenance capital expenditure programs. Included in investing activities was US$3.7 million in proceeds from the previously announced sale of the Blandon facility.

Financing Activities

Net cash used in financing activities of US$131.2 million in the prior corresponding period reduced to US$13.8 million. The US$117.4 million reduction in cash used in financing activities was primarily due to no dividends being paid in the current quarter, compared to the US$124.6 million payment of the one-time 125 year anniversary special dividend during the first quarter of fiscal year 2015.

Capacity Expansion

We are nearing completion of our previously announced US and Australian capacity expansion projects. We continually evaluate the demand in the US housing market and estimated commissioning dates of our capacity related projects. Currently, we have deferred the sheet machine commissioning at our Plant City and Cleburne facilities, subject to our continued monitoring of the US housing market recovery.

Subsequent to 30 June 2015 our Carole Park, Queensland facility commissioned the sheet machine line, and is on track to commission the rest of the project during the first half of fiscal 2016.

Project Description	Project spend during the quarter
Plant City, Florida - 4th sheet machine and ancillary facilities	US$2.8 million
Cleburne, Texas - 3rd sheet machine and ancillary facilities	US$2.7 million
Carole Park, Queensland - Capacity expansion project	US$2.0 million

Liquidity and Capital Allocation

Our cash position increased from US$67.0 million at 31 March 2015 to US$92.3 million at 30 June 2015.

At 30 June 2015, we have US$590.0 million of combined bilateral credit facilities available to us with a combined average tenor of 2.2 years. At 30 June 2015, a total of US$60.0 million is drawn from our bilateral credit facilities, compared to US$75.0 million at 31 March 2015. Subsequent to 30 June 2015, the Company drew US$233.0 million from its combined bilateral credit facilities to fund the annual contribution to AICF and dividend payments.

At 30 June 2015, we have US$325.0 million in senior unsecured notes due 15 February 2023 with an interest of rate 5.875%. Interest is payable semi-annually in arrears on 15 August and 15 February each year.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flow from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends

The following table summarizes the dividends declared or paid during the fiscal years 2014, 2015 and 2016:

(Millions of US dollars)	US Cents/ Security	US$ Total Amount	Announcement Date	Record Date	Payment Date
FY 2015 special dividend	0.22	98.1	21 May 2015	11 June 2015	7 August 2015
FY 2015 second half dividend	0.27	120.4	21 May 2015	11 June 2015	7 August 2015
FY 2015 first half dividend	0.08	34.2	19 November 2014	23 December 2014	27 February 2015
FY 2014 special dividend	0.20	89.0	22 May 2014	12 June 2014	8 August 2014
FY 2014 second half dividend	0.32	142.3	22 May 2014	12 June 2014	8 August 2014
125 year anniversary special dividend	0.28	124.6	28 February 2014	21 March 2014	30 May 2014
FY 2014 first half dividend	0.08	35.5	14 November 2013	19 December 2013	28 March 2014
FY 2013 special dividend	0.24	106.1	23 May 2013	28 June 2013	26 July 2013
FY 2013 second half dividend	0.13	57.5	23 May 2013	28 June 2013	26 July 2013

Share Buyback

In May 2015, we announced a share buyback program to acquire up to 5% of its issued capital within the 12 month period to May 2016. The actual shares that we may repurchase will be subject to share price levels and consideration of the effect of the share buyback and alignment with our capital allocation objectives. No shares were repurchased or cancelled under this program for the three months ended 30 June 2015.

Subsequent to 30 June 2015, we acquired 1,653,247 shares of our common stock, with an aggregate cost of approximately A$30.0 million (US$22.5 million), at an average market price of A$18.1 (US$13.6).

We will continue to review our capital structure and capital allocation objectives and expect the following prioritization to remain:

•	invest in R&D and capacity expansion to support organic growth;

•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit excluding asbestos;

•	maintain flexibility for accretive and strategic inorganic growth and/or flexibility to manage through market cycles; and

•	consider other shareholder returns when appropriate.

Other Asbestos Information

Claims Data

	Three Months Ended 30 June
	FY16	FY15	Change %
Claims received	139	156	11
Actuarial estimate for the period	164	153	(7)
Difference in claims received to actuarial estimate	25	(3)

Average claim settlement[1] (A$)	233,000	223,000	(4)
Actuarial estimate for the period[2]	302,000	289,000	(4)
Difference in claims paid to actuarial estimate	69,000	66,000	(5)

1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements

2 This actuarial estimate is a function of the assumed experience by disease type and and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the quarter, we noted the following related to asbestos-related claims:

•	Claims received during the quarter were 15% below actuarial estimates and 11% lower than the prior corresponding period

•	Mesothelioma claims reported in the current quarter are 2% above actuarial estimates and are 5% below the prior corresponding period;

•	The average claim settlement is 23% below actuarial estimates and 4% higher than the prior corresponding period;

•	Average claim settlement sizes are generally lower across all disease types compared to actuarial expectations for fiscal year 2016; and

•

The decrease in average claim settlement for the quarter versus actuarial estimates is largely attributable to a lower number of large mesothelioma claims being settled compared to the prior corresponding period

AICF Funding

On 1 July 2015, we made a payment of A$81.1 million (US$62.8 million) to AICF, representing 35% of our free cash flow for fiscal year 2015. Free cash flow, as defined in the AFFA, was equivalent to our fiscal year 2015 operating cash flows of US$179.5 million.

From the time AICF was established in February 2007 through 1 July 2015, we have contributed approximately A$799.2 million to the fund.

Readers are referred to Note 7 our 30 June 2015 Condensed Consolidated Financial Statements for further information on Asbestos.

Non-financial Terms

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

NBSK – Northern Bleached Softwood Kraft; Our benchmark grade of pulp.

Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

Financial Measures – US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our Condensed Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our Condensed Consolidated Financial Statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)
*- Represents non-US GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalized.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on capital employed – EBIT divided by gross capital employed.

Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY16	FY15
EBIT	$ 84.5	$ 50.4
Asbestos:
Asbestos adjustments	4.5	21.5
AICF SG&A expenses	0.5	0.6
New Zealand weathertightness claims	0.2	(1.3)
Adjusted EBIT	89.7	71.2
Net sales	$428.3	$416.8
Adjusted EBIT margin	20.9%	17.1%

Adjusted net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY16	FY15
Net operating profit	$60.0	$28.9
Asbestos:
Asbestos adjustments	4.5	21.5
AICF SG&A expenses	0.5	0.6
AICF interest (income) expense, net	(0.1)	0.2
New Zealand weathertightness claims	0.2	(1.3)
Asbestos and other tax adjustments	(1.6)	0.2
Adjusted net operating profit	$63.5	$50.1

Adjusted diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

	Three Months Ended 30 June
	FY16	FY15
Adjusted net operating profit (US$ millions)	$63.5	$50.1
Weighted average common shares outstanding - Diluted (millions)	447.4	446.0
Adjusted diluted earnings per share (US cents)	14	11

Adjusted income tax expense and Adjusted effective tax rate – Adjusted income tax expenses and Adjusted effective tax rate on earnings is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than income tax expense and effective tax rate, respectively. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY16	FY15
Operating profit before income taxes	$ 81.3	$ 45.6
Asbestos:
Asbestos adjustments	4.5	21.5
AICF SG&A expenses	0.5	0.6
AICF interest (income) expense, net	(0.1)	0.2
New Zealand weathertightness claims	0.2	(1.3)
Adjusted operating profit before income taxes	$ 86.4	$ 66.6

Income tax expense	$ (21.3)	$ (16.7)
Asbestos and other tax adjustments	(1.6)	0.2
Adjusted income tax expense	$ (22.9)	$ (16.5)
Effective tax rate	26.2%	36.6%
Adjusted effective tax rate	26.5%	24.8%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Three Months Ended 30 June
	FY16	FY15
EBIT	$84.5	$50.4
Depreciation and amortization	18.2	16.6
Adjusted EBITDA	$102.7	$67.0

Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Three Months Ended 30 June
	FY16	FY15
Selling, general and administrative expenses	$61.5	$59.9
Excluding:
New Zealand weathertightness claims	(0.2)	1.3
AICF SG&A expenses	(0.5)	(0.6)
Adjusted selling, general and administrative expenses	$60.8	$60.6
Net sales	$428.3	$416.8
Selling, general and administrative expenses as a percentage of net sales	14.4%	14.4%
Adjusted selling, general and administrative expenses as a percentage of net sales	14.2%	14.5%

As set forth in Note 7 of the Condensed Consolidated Financial Statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability. Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance. The following non-GAAP table should be read in conjunction with the Condensed Consolidated Financial Statements and related notes contained therein.

James Hardie Industries plc

Supplementary Financial Information

30 June 2015

(Unaudited)

(US$ Millions)	Total Fibre Cement – Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)

Restricted cash and cash equivalents – Asbestos	$-	$10.0	$10.0
Restricted short-term investments – Asbestos	-	-	-
Insurance receivable – Asbestos¹	-	176.5	176.5
Workers compensation asset – Asbestos¹	-	50.4	50.4
Deferred income taxes – Asbestos¹	-	403.6	403.6

Asbestos liability¹	$-	$1,400.5	$1,400.5
Workers compensation liability – Asbestos¹	-	50.4	50.4
Income taxes payable	8.1	(23.2)	15.1

Asbestos adjustments	$-	$(4.5)	$(4.5)
Selling, general and administrative expenses	(61.0)	(0.5)	(61.5)
Net interest (expense) income	(6.0)	0.1	(5.9)
Income tax (expense) benefit	(21.5)	0.2	(21.3)

¹ The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our Condensed Consolidated Balance Sheets.

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

¡	statements about the company’s future performance;
¡	projections of the company’s results of operations or financial condition;
¡	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
¡	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
¡	expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
¡	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
¡	expectations concerning dividend payments and share buy-backs;
¡	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
¡	statements regarding tax liabilities and related audits, reviews and proceedings;
¡

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

¡	expectations concerning indemnification obligations;
¡	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
¡

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

¡

statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2015, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.